January 19, 2011

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attn:	Sharon Virga
Kyle Moffatt

Re: The Singing Machine Company, Inc. File No. 0-24968

Ladies and Gentlemen:

We are in receipt of your letter to The Singing Machine Company, Inc. (the “Company”) dated December 21, 2010.  For ease of reference, we have reproduced your comments which are then followed by our responses.

Form 10K for the Fiscal Year Ended March 31, 2010

Consolidated Financial Statements

Item 9A(T). Controls and Procedures, page 23

1.	We note your response to comment two in our letter dated November 17, 2010. Please amend your filings to revise your conclusion to “not effective”.

RESPONSE

We will amend our filings and will revise our conclusion to “not effective” upon conclusion of the comment process.

Notes to Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page 8

2.
We note your response to comment three from our letter dated November 17, 2010.  We note that most of your returns are from your sales to your wholesale customers comprised of two separate programs.  In this regard, we note that you have a return program for defective goods within a specified period of time after shipment OR wholesalers are granted a “defective allowance” consisting of a fixed percentage (between 1-5%) off of invoice price in lieu of returning products.  With regard to the total returns representing 12.3%, 9.4% and 8.6% as disclosed on page 7, please tell us the percentage representing each of the two separate defective return programs.  Please note that sales transactions, in which a customer may return defective goods, such as under warranty provisions, are covered by paragraphs 5-7 of ASC 460-10-25.  Please explain in detail your accounting for these programs including the actual journal entries made.

RESPONSE

Customers are either allowed to return defective goods within a specified period of time after shipment or granted a “defective allowance” consisting of a fixed percentage (between 1%-5%) off of invoice price in lieu of returning defective products. Our total revenue related to the physical return of defective goods represented 11.5%, 9.2%, and 8.5% of our net sales in fiscal 2010, 2009, and 2008, respectively.  Our total revenue related to our “defective allowance” program represented .8%, .2% and .1% of our net sales in fiscal 2010, 2009, and 2008, respectively.

Since we have been selling to the same major wholesalers for many years, we have gained significant experience which we use as a basis to determine a reasonable estimate of our obligation for expected defective returns. We accrue these obligations on a quarterly basis as prescribed by ASC460-10-25 paragraphs 5-7.

The accounting department prepares a schedule that tracks defective reserve accruals for both of our defective goods programs and charges against the reserve as returns are received or defective allowances are deducted by the customer.  Based on our experience with our wholesalers we determine a percentage of gross sales that need to be reduced each quarter for our estimated obligation.  The reserve is analyzed each quarter to insure its adequacy.  The following journal entries are made at the end of each quarter:

Defective Return Program
Accrued Sales Returns (contra sales account)	$10,000
Deferred Gross Profit on Estimated Returns		$10,000

To accrue sales for estimated defective returns on Q1 sales.

Deferred Gross Profit on Estimated Returns		$5,000
Cost of Goods – Accrued Sales Returns (contra cost account)	$5,000

To accrue cost of sales for estimated defective returned goods on Q1 sales.

Deferred Gross Profit on Estimated Returns	$3,000
Accounts Receivable		$3,000

To record credit memo for defective goods received from customer in Q1.

Inventory	$1,500
Deferred Gross Profit on Estimated Returns		$1,500

To record the receipt of defective goods from customers in Q1.

Defective Allowance Program
Accrued Sales Returns	$5,000
Deferred Gross Profit on Estimated Returns		$5,000

To accrue sales for defective allowance granted on sales in Q1.

Deferred Gross Profit on Estimated Returns	$4,000
Accounts Receivable		$4,000

To record credit memo for defective allowances deducted by customers in Q1.

Note: The numbers and percentages used in the sample entries above are not representative of our actual results for any given quarter.

The defective goods returned to inventory are evaluated for estimated repair costs and impairment quarterly.

3.
With respect to your defective return program, please tell us what percent of total sales are comprised of sales to customers with a fixed “defective allowance” percentage off invoice.  If such returns are truly of defective products, then they should be covered by ASC 460-10-25.  Otherwise, tell us how you accounted for such sales to these customers and refer to your basis in the accounting literature.  Did you adjust the selling price for sales of those products subject to the percentage off invoice and thus only recognize revenue in the same amount?

RESPONSE

Sales to customers with a fixed “defective allowance” percentage off invoice were 17.9%, 3.9%, and 2.5% of our total sales in fiscal 2010, 2009, and 2008, respectively.  The allowance is specifically granted in lieu of receiving defective returns from these customers.  We accounted for these sales transactions per ASC460-10-25 as described in the response to comment 2 above.

4.
It was unclear from your response whether any returns were made for goods shipped in error.  Returns for goods shipped in error should not be recognized as revenues as there was no basis to support revenue recognition, since collectability was not reasonably assured.  Please advise.

RESPONSE

There were no returns made for goods shipped in error.  Any returns for goods shipped in error will not be recognized as revenue.

5.
Tell us more about your revision to your return policy whereby you have allowed defective returns up to three additional months following the typical six month return period.  Do you only allow returns of defective products or do you allow returns of products that are functioning properly?  Did you adjust this policy solely for your wholesalers?

RESPONSE

We adjusted our return policy with respect solely to wholesalers to allow said wholesalers an additional three month period for the return of only defective products, not products that are functioning properly.

6.
Please tell us more about your return policy for sales to wholesalers or distributors for products that are not defective, if any.  If you have such a return policy, tell us why you believe you should recognize such revenue when right of return exists.  Refer to ASC 605-15-25 in your response and explain in detail how you meet all of the conditions in paragraph 25-1 for recognition of revenue from these sales transactions (or even transactions to end-user consumers).

RESPONSE

We do not permit wholesalers or distributors to return products that are not defective with the exception of sales of CDG music made solely by our one distributor of consigned music inventory.  All CDG music sales made by our consignee and recognized by the Company meet all criteria of ASC 605-25-1 allowing recognition of revenue at the time of sale by the consignee.  The consignee’s selling price to their customer is fixed at the date of sale.    The consignee pays the Company thirty days after the sale is made and reported by the consignee to the Company.   The consignee is responsible for theft, physical destruction or damage to the product.  The consignee’s customers are major wholesalers who have economic substance apart from that provided by the consignee.  The consignee and the Company have no obligations for future performance relating to the resale of the product by the consignee’s customer.  There is sufficient history with the consignee to determine a reasonable estimate of the amount of future returns.  The Company does not permit any sales of CDG music made directly to end-user consumers to return CDG music that is not defective.  For products other than CDG music we do not have a policy for accepting products that are not defective from any of our customers nor did we receive any product that was not defective.

7.
We note you recognize revenues from the sale of consigned inventory upon sale of the product by the consignee.  Tell us in detail how you are able to determine the sales of the product by the consignee and why you believe such information is reliable in light of the ability of your customers to return items to you.  Provide us with your detailed analysis of Question 2 of ASC 605-10-S99-1.

RESPONSE

As explained in our response to comment 6, all of our sales of consigned goods are for CDG music and are made by one consignee.  The consignee provides a detail accounting of their sales and returns by music title each month.  In addition the consignee provides a detail inventory by music title of the consigned inventory in their possession.  The Company’s accounting department analyzes the information provided for accounting accuracy and invoices the consignee.  The consignee pays the Company within thirty days of the invoice.  We believe that the subsequent receipt of payment for the invoice coupled with results from the consignee’s annual physical inventory are sufficient for us to believe the information provided by the consignee is reliable.   Since the consigned sales meet all of the criteria for revenue recognition per ASC 605-10-S99- 1and ASC 605-15-25, the following journal entries are made at the end of each month:

Accounts Receivable	$10,000
Music Sales		$10,000

To record music sales from consignment as reported by consignee for January.

Cost of Goods Sold	$5,000
Inventory		$5,000

To record cost of sales on consignment sales as reported by consignee for January.

Accrued Sales Returns	$2,000
Deferred Gross Profit on Estimated Returns		$2,000

To accrue sales for estimated consignee returns on January sales.

Deferred Gross Profit on Estimated Returns	$1,000
Cost of Goods – Accrued Sales Returns		$1,000

To accrue cost of sales for estimated consignee returns for January sales.

Deferred Gross Profit on Estimated Returns	$1,000
Accounts Receivable		$1,000

To record credit memo for consignee returns reported in January.

Inventory	$500
Deferred Gross Profit on Estimated Returns		$500

To record receipt of returned consignee goods for January.

Note: The numbers and percentages used in the sample entries above are not representative of our actual results for any given quarter.

8.
We note your response to comment four from our letter dated November 17, 2010.  Please revise the line item titled “customer credits on account” to more appropriately label as “warranty provisions”. Also, please provide the information required by 50-8 of ASC 460-10-50 for your warranties and other guarantee contracts.

RESPONSE

In our response to comment four from your letter dated November 17, 2010 we indicated that the primary reason for customer credits on account is due to credits issued to customers pursuant to our defective return policy.  It is not however, the only reason for credit balances.  The amount of this line item reflects a reclassification of all customers with credit balances in accounts receivable to a liability regardless of the reason for the credit balance. As such we believe that the line is appropriately named and do not intend to change the name of this line item

The line item on our Statement of Financial Position titled “deferred gross profit on estimated returns” identifies our estimated obligation as it relates to our return programs (as discussed in our response to comment 2). The Company would consider changing the name of this line item to “warranty provisions” in future filings. Information required by paragraph 50-8 of ASC 460-10-50 should be disclosed for this line item as follows:

A return program for defective goods is negotiated with each of our wholesale customers on a year-to-year basis.  Customers are either allowed to return defective goods within a specified period of time after shipment (between 6 and 9 months) or granted a “defective allowance” consisting of a fixed percentage (between 1% and 5%) off of invoice price in lieu of returning defective products. The Company is also subject to returns of CDG music (between 15% and 20%) from sales made by our consignee.  The Company records liabilities for its return goods programs and defective goods allowance program at the time of sale for the estimated costs that may be incurred. The liability for defective goods is included in “deferred gross profit on estimated returns” on the Consolidated Statements of Financial Position.

Changes in the Company’s obligations for return and allowance programs are presented in the following table:

	Fiscal Year Ended
	March 31,	March 31,
	2010	2009
Estimated return and allowance liabilities at beginning of period	$288,039	$217,812

Costs accrued for new estimated returns and allowances	727,534	570,661

Return and allowance obligations honored	(891,865)	(500,434)

Estimated return and allowance liabilities at end of period	$123,708	$288,039

9.
Further, it is unclear to us why you believe you have the right of offset or represent that such amounts “will be offset with new merchandise invoices in the upcoming season” since your customer has no legal obligation to continue purchasing from you.  Refer to ASC 210-20-45.  Further, tell us why you believe it is appropriate under any accounting literature to offset credit balances with new merchandise invoices in the upcoming season (i.e. future periods), or are you solely referring to your business arrangement with some of these larger customers.  Describe your accounting for these arrangements/transactions and provide journal entries that detail your accounting.

RESPONSE

We do not believe nor do we represent in any portion of our filings that we have the right of setoff of credit balances owed to customers with merchandise invoices in future periods.  Our response solely referred to our business arrangement with some of our larger customers.  When customers have credit balances in their accounts we reclassify all credit balances to “customer credits on account” in current liabilities on our Statement of Financial Position.  When a customer requests payment of the credit balance we reclassify the credit balance to be paid from customer credits on account to accounts payable.  If new invoices are processed prior to settlement of the credit balance and the customer accepts settlement of open credits with new invoices then the excess of new invoices over credits are netted in accounts receivable.  Our accounting for these arrangements/transactions is as follows:

Accounts Receivable	$100,000
Customer credits on account		$100,000

To reclassify all customers’ credit balances in Accounts Receivable to current liabilities.

Customer credits on account	$50,000
Accounts Payable		$50,000

To reclassify account credits paid to customers or customer requests for payment to accounts payable.

Note: The numbers used in the sample entries above are not representative of our actual results for any given quarter.

It is not uncommon for credit balances to remain open until there are future period invoices in sufficient amounts to settle open credit balances. However until this occurs, the credit balances in accounts receivable are classified as liabilities in our Statement of Financial Position.

Note 8  Financing, page F-10

10.
We note your response to comment six from our letter dated November 17, 2010.  Please expand your disclosure here, in liquidity and in other appropriate sections of your filing to disclose your response regarding the ability of your parent, The Starlight Group, to provide the bridge financing in light of the withdrawal of your bank’s factoring and credit facilities.

RESPONSE

We will amend our filings and expand our disclosure in the appropriate sections of our filing to include: Despite the loss of our bank’s factoring and credit facilities, The Starlight Group (“Group”) has expressed their willingness and ability to advance funds to us for key vendor payments as well as extending longer payment terms for goods they manufacture for us. Our related party debt has increased by approximately $.5 million and $2.6 million for the quarters ended June 30, 2010 and September 30, 2010 respectively. Taking into account the Group’s proceeds of approximately $9 million from an offering of their stock in May 2010, internally generated funds and credit facilities available to the Group, and proposed use of proceeds which included bridge financing for the Company, we have concluded that our parent will have sufficient working capital to provide bridge financing to us for at least the next 12 months.  We will amend our filings upon conclusion of the comment process.

Sincerely,

/s/ Gary Atkinson
Gary Atkinson
Interim CEO